EXHIBIT 99.1

FIMI Opportunity 6, L.P.
FIMI Israel Opportunity 6, L.P.
 c/o FIMI  6 2016 Ltd.
Alon 2 Tower, 94 Yigal Alon Street, Tel Aviv 6789139, ISRAEL
Tel:    +972 3 565 2244    Fax:   +972 3 565 2245

Attention:

Amir London, CEO

Chaime Orlev, CFO

Acquisition of Shares

Today, the 21st of November 2019, FIMI 6 2016 Ltd., acquired 4,920,478 of Kamada Ltd’s shares through a series of block trades from several shareholders. The acquisition was done at a PPS of $6.

Sincerely,

Ami Boehm
Partner